Exhibit A
Ceragon Announces Closing of Over-Allotment Option
August 21, 2014

Ceragon Announces Closing of Over-Allotment Option

Underwriters exercised option to purchase an additional 2,850,000 Ordinary Shares

Paramus, New Jersey, August 21, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 high-capacity wireless hauling specialist today announced closing  the sale of an additional 2,850,000 ordinary shares upon the exercise by the underwriters of their over-allotment option  in connection with the recent follow on public offering at a price of $2.00 per share. After closing the over-allotment, the total number of shares sold by Ceragon in the public offering increased to 24,100,000 shares, which resulted in gross proceeds of $48.2 million and net proceeds of approximately $45.1 million after deducting underwriting discounts and estimated offering expenses.

Needham & Company acted as lead book-running manager of the offering. Oppenheimer & Co. acted as co-book runner.

Ceragon intends to use the net proceeds from the offering for general corporate purposes. The registration statement pursuant to which this offering was made on Form F-3, including a base prospectus, previously filed with and subsequently declared effective by the Securities and Exchange Commission. The securities may be offered only by means of a prospectus and related prospectus supplement, which, when available, may be obtained from the SEC's website at http://www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may also be obtained, when available, from Needham & Company, LLC, 445 Park Avenue, New York, NY 10022, (800) 903-3268.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Ceragon Announces Closing of Over-Allotment Option
August 21, 2014

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the cash requirements of our business and other risks detailed from time to time in our Annual Report on Form 20-F and other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Shai Yaniv	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-404-266-2060 x507	Tel: +972-3-543-1411	Tel. +1-212-830-9080
jschneider@calysto.com	shaiy@ceragon.com	claudiag@ceragon.com

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